                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2004
                           COMMISSION FILE No. 1-8887

                          TRANSCANADA PIPELINES LIMITED
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

             450 - 1 STREET S.W., CALGARY, ALBERTA, T2P 5H1, CANADA
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

         Form 20-F                              Form 40-F  X
                   ---                                    ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes                                     No  X
             ---                                    ---

                                        I

The Annual Filing of Reporting Issuer of the Registrant dated February 24, 2004 and as filed as Exhibit 1 to this Form 6-K (excluding the Sections entitled "Composition of the Human Resources Committee", "Report on Executive Compensation" and "Performance Graph", which shall be deemed not to be incorporated by reference) is hereby filed with the Securities and Exchange Commission for the purpose of being and hereby is incorporated by reference in the Post-Effective Amendment No. 1 on Form F-9 to Registration Statement on Form F-10 under the Securities Act of 1933 (Reg. No. 333-101140) of TransCanada PipeLines Limited.


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          TRANSCANADA PIPELINES LIMITED


                          By:    /s/ Russell K. Girling
                              -------------------------------------
                              Russell K. Girling,
                              Executive Vice-President, Corporate Development and Chief Financial Officer




                          By:    /s/ Rhondda E.S. Grant
                              -------------------------------------
                              Rhondda E.S. Grant
                              Vice-President and Corporate Secretary


March 15, 2004


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                                  EXHIBIT INDEX





1        Annual Filing of Reporting Issuer of the Registrant